CEDAR STREET ASSET MANAGEMENT LLC

April 2023

SECTION 8 CODE OF ETHICS

8.01	Introduction

As an investment adviser, Cedar Street has implemented and adopted a Code of Ethics Policy (the “Code”) that all Employees are expected to uphold. The Firm has a fiduciary duty to place the interests of its Clients before the interests of the Firm and its Employees. In addition, Employees should understand that these general principles apply to all conduct, whether or not the conduct is also covered by more specific standards or procedures set forth below. Failure to comply with the Code may result in disciplinary action, including termination of employment. The Code incorporates the following general principles, which all Employees are expected to uphold:

•	We must at all times place the interests of our Clients before the interest of the Firm and its Employees or any other interests.

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All personal securities transactions must be conducted in a manner consistent with the Code and avoid any actual or potential conflicts of interest or any abuse of an Employee’s position of trust and responsibility.

•	Employees must not take any inappropriate advantage of their positions at the Firm.

•	Information concerning the identity of securities and financial circumstances of the Funds and their investors must be kept confidential.

•	Independence in the investment decision-making process must be maintained at all times.

•	Employees must comply with the letter and spirit of laws and regulations applicable to the operation of the Firm and its Clients.

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Violations of law or regulation by Employees that relate to matters of trust and confidence or securities law or regulation in their conduct outside of their employment may affect their fitness for duty as Employees of a firm with fiduciary responsibility and high ethical standards.

8.02	Covered Persons and Accounts

The Code applies to all Employees, which for the purpose of the Code includes all of the Firm’s supervised persons. The Firm’s supervised persons consist of directors, officers and partners (or other persons occupying similar status or performing similar functions); all Employees and any other person who provides advice to Clients on behalf of the Firm and is subject to the Firm’s supervision and control.

At the discretion of the CCO, certain other individuals, including contractors and interns may be subject to the Code for the duration of their engagement with the Firm. Anyone who by virtue of their access to information may be considered an access person as defined by SEC Rule 204A-1 will become subject to the Code (see Section 6.02).

8.03	Personal Brokerage Accounts

Upon commencement of employment with Cedar Street, each Employee must submit copies of all broker statements with respect to personal accounts to the CCO through the Third Party Software.

The term “Personal Account” means any securities account in which any Employee has any direct or indirect “beneficial ownership,” and includes any Personal Account of an Employee’s immediate family member (including any relative by blood or marriage either living in the Employee’s household or financially dependent on the Employee).

An Employee is deemed to have beneficial ownership if the Employee, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect opportunity to profit or share in any profit derived from the relevant Personal Account. Employees are expected to provide the relevant Personal Account statements for spouses and immediate relatives living with the Employee whom would benefit from any Personal Account. For a full definition of beneficial ownership, refer to Rule 16a-1(a)(2) under the Exchange Act.

8.04	Compliance with Applicable Federal Securities Laws

In addition to the general principles of conduct stated in the Code and the specific trading restrictions and reporting requirements described below, the Code requires all Employees to comply with applicable federal securities laws. These laws include the Securities Act, the Exchange Act, the Sarbanes-Oxley Act of 2002, the Investment Company Act, the Advisers Act, Title V of the Gramm-Leach-Bliley Act of 1999, any rules adopted by the SEC under any of these statutes, the BSA as it applies to private investment funds and investment advisers, and any rules adopted thereunder by the SEC or the Department of the Treasury.

8.05	Covered Securities

The term “Covered Securities” includes all securities defined as such under the Advisers Act and includes:

•	Debt and equity securities;

•	Options on securities, on indices, and on currencies;

•	All forms of limited partnership and limited liability company interests, including interests in private investment funds (such as hedge funds), and interests in investment clubs;

•	Foreign unit trusts and foreign mutual funds;

•	Exchange Traded Funds (“ETFs”); and

•	Shares of any class of Harbor International Small Cap Fund (the “Harbor Fund”; tickers: HIISX, HAISX, and HRISX).

The term Covered Securities, however, does not include the following (“Non-Covered Securities”):

•	Direct obligations of the U.S. government (e.g., treasury securities);

•	Bankers’ acceptances, bank certificates of deposit, commercial paper, and high- quality short-term debt obligations, including repurchase agreements;

•	Shares issued by money market funds;

•	Shares of open-end mutual funds that are not advised or sub-advised by the Firm (or the Firm’s affiliates); and

•	Shares issued by unit investment trusts that are invested exclusively in one or more open- end mutual funds, none of which are funds advised or sub-advised by the Firm (or the Firm’s affiliates).

Any questions regarding the application of these terms should be referred to, and addressed by, the CCO.

8.06	Restrictions on Personal Trading and Trading in Covered Securities

The following policies and procedures govern the personal trading of Covered Securities by Employees as determined by the CCO.

Trade Pre-Approval: In general, the Firm’s Employees shall abstain from trading single name equity or debt securities, options or other single name derivative products (including single stock futures) that are Covered Securities unless transaction pre-approval is granted.

Trading in Covered Securities by Employees, other than transactions in certain ETFs as discussed below, requires pre-approval via the Third Party Software. Any trade request may be denied and no reason need be given for such denial. Pre-approval will not be required for transactions conducted in an account for which trading discretion has been granted to a third party investment manager, and only if such discretion has been documented in a format acceptable to the CCO and describes the respective Employee’s inability to influence or control the investments in such accounts. To the extent a trade pre-approval request requires manual review, the CCO or the Managing Member are authorized to evaluate and approve such requests in their sole discretion. The Managing Member is responsible for evaluating any pre-approvals requiring manual review related to the personal trading of the CCO and vice versa.

Granted trade pre-approvals may be relied upon until 24 hours following the close of the business day upon which pre-approval was granted. Upon the expiration of that time period, a new request for approval must be made and granted before the relevant transaction may be executed. Pre-approval will generally not be granted for requests to trade securities on Cedar Street’s Restricted Trading List.

Non-Covered Securities do not require pre-approval. Employees may trade in permittable basket securities, such as ETFs, without prior approval, if the basket security is broadly diversified and any potential overlap of holdings in the basket with holdings in any Client portfolio is minimal (the total amount of overlap must be less than 10% of the value of the basket security). The expectation is that the Employee should make the determination of whether the diversification test is met prior to investing. Employees must still report transactions in Non-Covered Securities and basket securities on quarterly transaction and annual holdings reports even if the transactions did not require pre-approval.

Should it be determined that an Employee violated the provisions of this section, the Employee may be forced to sell the security, be required to disgorge profits, or potentially lose their Personal Account investing rights.

Holding Period: If an Employee is granted approval to purchase a mutual fund advised or sub-advised by the Firm (currently, the Harbor Fund), the Employee must hold the resulting position for no less than thirty (30) days. Generally, a first-in first out- methodology will be applied for determining compliance with this requirement.

Restricted Trading List (RTL): No Covered Person may engage in any transaction in any security on the Firm’s Restricted List, even if such security was held in an Employee’s personal account prior to joining the Firm.

Employee’s Responsibility: It is the Covered Person’s responsibility to ensure that family members of each Covered Person’s household are aware of this policy and adheres to it. Personal Accounts whereby the Covered Person has beneficial ownership, must adhere to the trade pre-approval process and restrictions set forth in this policy. Covered Persons must exercise good judgment when engaging in securities transactions and must avoid relaying information obtained as a result of their employment with the Firm to others.

8.07	Initial and Annual Holdings Reports

Employees must submit an Initial and Annual Report of Holdings Form (see Third Party Software) disclosing all securities held in any personal account no later than 10-days after becoming an Employee and within 30-days following the end of a fiscal year. The information must be current and as of a date no more than 45-days prior to the date of becoming an Employee or the end of a particular fiscal year. Each such report must contain, at minimum:

•	The title and type of security, and the exchange ticker symbol or CUSIP number (as applicable), number of shares, and principal amount of each security in any personal account;

•	The name of any broker, dealer or bank with which the Employee maintains any personal account; and

•	The date on which the Employee submits the report.

8.08	Quarterly Transaction Reports

Employees must submit a Quarterly Transaction Report (see Third Party Software) no later than 30-days after each quarter disclosing Covered Securities transactions in any reportable personal account. The report must contain the following information for each transaction:

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The date of the transaction, the title, and the exchange ticker symbol or CUSIP number (as applicable), interest rate and maturity date, number of shares, and principal amount of each security involved;

•	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

•	The price of the security at which the transaction was effected;

•	The name of the broker, dealer or bank with or through which the transaction was effected;

•	Whether any new accounts have been opened during the quarter; and

•	The date on which the Employee submits the report.

For brokerage accounts that are not eligible to feed into the Third Party Software, Employees should submit, or arrange for the CCO to receive, duplicate account statements on a quarterly basis. It is the Employee’s responsibility to ensure that brokerage statements containing the required personal trading information are received on a quarterly basis.

8.09	Outside Activities

At the point at which an Employee commences employment with the Firm, they will be required to disclose any existing outside business activities using the Third Party Software. An Employee’s service on the board of directors of an outside company, as well as other outside activities generally, could lead to the potential for conflicts of interest and insider trading problems, and may otherwise interfere with an Employee’s duties to the Firm. Accordingly, Employees are prohibited from serving on the boards of directors of any outside company, unless the service has been approved by the CCO. In addition, any Employee serving on the board of a private company which is about to go public may be required to resign either immediately or at the end of the current term.

The Firm also discourages Employees from (i) engaging in outside business ventures (such as consulting engagements or public/charitable positions); (ii) accepting any executorships, trusteeship or power of attorney (except with respect to a family member); and (iii) serving on a creditors committee except as part of the Employee’s duties at the Firm. Accordingly, an Employee must obtain pre-approval from the CCO using the Firm’s Third Party Software prior to engaging in any of these activities.

Should an Employee receive approval for outside business ventures, it is the Employee’s responsibility to ensure that all material non-public information received through the outside relationship is disclosed to the Firm immediately. The Firm’s CCO will then take measures to restrict any trading activity based upon the acquired information.

8.10	Social Media

Employees agree to not use social media for any business-related communications due to the potential for such activity to cause violations of SEC regulation as well as reputational harm. In addition, all Employees are advised that at the discretion of the CCO and the Firm’s executive management, a particular Employee’s social media use may be deemed “high risk” of regulatory violations for the Firm. If a particular Employee’s use of social media is deemed “high risk,” that Employee may be asked to “link” to the CCO or the appointed manager’s LinkedIn page, Twitter feed, or other medium of “high risk” social media outlet in order for the Firm and its CCO to appropriately monitor their activities. In addition, an Employee that has social media activity that is deemed “high risk” may be asked to submit to other monitoring of social media activity, including the divulgence of passwords for social media accounts to the Firm’s CCO. Failure to comply with this policy (and any portion of the Code of Ethics) may constitute grounds for disciplinary action.

8.11	Gifts and Entertainment

In order to address conflicts of interest that may arise when an Employee accepts or gives a gift, favor, entertainment, special accommodation, or other items of value, the Firm places restrictions on gifts and entertainment. Some types of gifts and entertainment require the approval of the CCO via the Firm’s Third Party Software.

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Gifts: No Employee may receive any gift, service, or other item of more than de minimis value, which for purposes of the Code is set at $500, from any person or entity that does business with or on behalf of the Firm. No Employee may give or offer any gift of more than de minimis value to existing investors, prospective investors, or any entity that does business with or on behalf of the Firm. Notwithstanding the foregoing, no Employee may provide or accept gifts having an aggregate value of $100 per year to or from any person associated with a broker-dealer.

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Entertainment: No Employee may provide or accept extravagant or excessive entertainment to or from an investor, prospective investor, or any person or entity that does or seeks to do business with or on behalf of the Firm. Employees may provide or accept a business entertainment event, such as a meal or a sporting event, of reasonable value, if the person or entity providing the entertainment is present. Any event that an Employee reasonably expects to exceed a de minimis value must be approved in advance by the CCO.

•	Cash: No Employee may give or accept cash gifts or cash equivalents to or from an investor, prospective investor, or any entity that does business with or on behalf of the Firm.

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Government Officials: No gift or entertainment event of any value involving government officials or their families may be given or sponsored by the Firm or any Employee without the prior written approval of the CCO. Please see Section 4.09 above for additional information on the FCPA.

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Union Officials: Special Department of Labor reporting requirements apply to service providers, such as investment advisors, to Taft-Hartley employee benefit funds. Those service providers must make annual reports detailing virtually all gifts and entertainment provided generally to unions, their officer, employees and agents, subject to a de minimis threshold. Accordingly, Employees must receive pre-approval for gifts and entertainment provided to such persons.

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Reporting: Each Employee must report to the CCO using the Firm’s Third Party Software any gifts or entertainment received in connection with the Employee’s employment that the Employee reasonably believes exceeded the de minimis value. The CCO may require that any such gift be returned to the provider or that an entertainment expense be repaid by the Employee.

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Solicited Gifts: No Employee may use his or her position with the Firm to obtain anything of value from a Client, supplier, person to whom the Employee refers business, or any other entity with which the Firm does business.

•	Referrals: Employees may not make referrals to Clients (e.g., of accountants, attorneys, or the like) if the Employee expects to personally benefit in any way from the referral.

Employees are required to attest to their understanding of the Firm’s Gifts and Entertainment policies and procedures on not less than an annual basis using the Firm’s Third Party Software.

8.12	Insider Trading Policy

Employees must comply with all laws and regulations concerning insider trading and with the Firm’s prohibition against insider trading. The purchase and sale of securities, or providing advice with respect to the purchase or sale of securities, while possessing material non-public information, or “inside information,” of any sort relating to such securities, whether obtained in the course of research activities, through a Client relationship or otherwise, or the communication of such information to others, is prohibited by state and federal law and is strictly prohibited by the Firm. The Firm’s complete insider trading policy can be found in Appendix A: Insider Trading Policy.

8.13	Surveillance and Violations of Policy

Each calendar quarter, the CCO or his/her designee will conduct a review of personal trading compliance pursuant to the Code. The CCO or his/her designee will review Employee trading account statements against his/her records of approved trades.

In addition to this review, Employees have an independent duty to report violations of the policy to the CCO. The CCO reserves the right to deliver a report of transactions to the Employee’s supervisor on a regular basis or as needed to investigate potential inappropriate trading activity,

Every Employee must immediately report any violation of the Code to the CCO or, in the CCO’s absence, the Director of Investments or Managing Member. All reports will be treated confidentially and investigated promptly and appropriately. The Firm will not retaliate against any Employee who reports a violation of the Code in good faith as any retaliation constitutes a further violation of the Code. The CCO will keep records of any violation of the Code, and of any action taken as a result of the violation.

8.14	Exceptions to the Code

The CCO may, under very limited circumstances, grant an exception from the requirements of the Code on a case-by-case basis, provided that:

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The Employee seeking the exception provides the CCO with a written statement (i) detailing the efforts made to comply with the requirement from which the Employee seeks an exception and (ii) containing a representation that compliance with the requirement would impose significant undue hardship on the Employee;

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The CCO believes that the exception would not harm or defraud the Firm or its Clients, violate the general principles stated in the Code or compromise the Employee’s or the Firm’s fiduciary duty to any Client; and

•	The Employee provides any supporting documentation that the CCO may request from the Employee.

No exceptions may be made to the fundamental requirements contained in the Code that have been adopted to meet applicable rules under the Advisers Act.

8.15	Recordkeeping

The books and records that are required to be maintained include the following:

•	A copy of the Code that is currently in effect, or at any time within the past six years was in effect;

•	A record of any violation of the Code, and of any action taken as a result of the violation;

•	A record of all written acknowledgements of receipt, review and understanding of the Code from each person who is currently, or within the past six years was, an Employee;

•	A record of each report made by an Access Person, including any brokerage confirmations and brokerage account statements obtained from Access Persons;

•	A record of the names of persons who are currently, or within the past six years were, Access Persons; and

•	A record of any exception from the Code granted by the CCO, all related documentation supplied by the Employee seeking the exception, and the reasons supporting the decision to grant the exception.

These books and records must be maintained by the Firm in an easily accessible place for at least six years from the end of the fiscal year during which the record was created, the first two years in an appropriate office of the Firm.

8.16	Sanctions

Any violation of any provision of the Code may result in disciplinary action. The CCO will determine an appropriate sanction. Disciplinary action may include, among other sanctions, a letter of reprimand, disgorgement, suspension, demotion or termination of employment.

8.17	Acknowledgement of Receipt and Compliance

The Firm will provide each Employee with a copy of the Code and any amendments hereto. Any questions regarding any provision of the Code or its application should be directed to the CCO. Each Employee must provide the Firm with a written acknowledgement by signing the Annual Compliance Acknowledgement Form (see Third Party Software) evidencing the fact that such Employee has received and reviewed, and understands, the Code.